333-14194

P.E.
6/11/02



02040710

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934


SEC MAIL PROCESSING
RECEIVED
JUN 11 2002
WASH. D.C. 165 SECTION

For the month of June 2002

TMM Group

(Translation of registrant's name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan, México City, D.F., C.P. 14010 México

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-__________ .]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo TMM, S.A. de C.V.
(Registrant)

Date June 10, 2002

By [signature]
(Signature)*

Name: Jacinto Marina
Title: Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

CONTENTS



Grupo **TMM**

GRUPO TMM COMPANY CONTACT:
Jacinto Marina, Chief Financial Officer
011-525-629-8790
(jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
And Media Relations
011-525-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (general investors, analysts and media)
312-726-3600 (kwalczak@dresnerco.com)

FOR IMMEDIATE RELEASE
Monday, June 3, 2002

TMM PORTS AND TERMINALS ANNOUNCES NEW CONTRACT AT MANZANILLO PORT

Container Volume to Increase Significantly

Mexico City, May 30, 2002 - Grupo TMM (NYSE: TMM and TMM/L), the largest Latin American multimodal transportation and logistics company, and owner of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (Grupo TFM), announced that its TMM Ports and Terminals division has signed a new contract with Mediterranean Shipping Company of Geneva, Switzerland, the third largest container shipping company in the world, for container movements in Manzanillo. TMM Ports and Terminals is owned 51% by Grupo TMM and 49% by Stevedoring Services of America. As previously announced, the division recently received approval from the Secretary of Communication and Transportation in Mexico for the expansion of the waterfront and yard in Manzanillo, providing entry into Mexico and the United States.

The new services announced will use the port of Manzanillo as an eastern Pacific hub for vessels originating in Asia that will stop at Manzanillo and move through the canal to the United States; for vessels from the United States east coast that will move through the canal and stop in Manzanillo before moving westbound to Asia; and for Latin American trade ships that will use Manzanillo as the transshipment port.

Based upon the contract signed this week for increased services and on the positive outlook of other customers, Manzanillo is projecting significantly improved volume growth for the near term, from its current 300,000 TEU's annualized increasing to 500,000 TEU's over the next 18 months.

Javier Segovia, Grupo TMM's president, said, "The expansion at Manzanillo is part of a focused program that TMM Ports and Terminals instituted two years ago to grow its terminal business. We are seeing the results of our initiatives to focus on selected, core transportation offerings and have been pleased with the results this division has contributed" Jon Hemingway, Stevedoring Services of America's CEO and president commented, "We are pleased to see Mediterranean Shipping, an important customer and also our partner in the Port of Long Beach at Pier S, give all of us at TMM Ports and Terminals the opportunity to provide global service to its Mexican customers."

Headquartered in Mexico City, Grupo TMM is the premier Mexican multimodal transportation company and logistics provider. Through its branch offices and network of subsidiary companies, Grupo TMM provides a

-moredynamic combination of ocean and land transportation services within Mexico. Grupo TMM also has the controlling interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at http://www.grupotmm.com.mx, TFM's web site at http://www.gtfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and, if necessary, the ability of the Company to refinance its indebtedness on favorable terms. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.



GRUPO TFM COMPANY CONTACT:
Jacinto Marina, Acting Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)
Leon Ortiz, Director of Finance
011-525-55-447-5800
(lortiz@gtfm.com)

AT DRESNER CORPORATE SERVICES:
Kristine Walczak (general investors, analysts and media)
312-726-3600 (kwalczak@dresnerco.com)

FOR IMMEDIATE RELEASE
FRIDAY, JUNE 7, 2002

TFM SUCCESSFULLY COMPLETES CONSENT SOLICITATION FOR EXISTING SECURITIES AND PRICES BOND OFFERING

Mexico City, June 7, 2002 - Grupo TMM, S.A. de C.V. ("Grupo TMM") (NYSE: TMM and TMM/L) and Kansas City Southern (NYSE: KSU), owners of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. ("Grupo TFM"), announced today the pricing by TFM. S.A. de C.V. ("TFM") of an offering of $180.0 million of senior notes due 2012 (the "notes") which will be used to finance a portion of the purchase price of TFM's acquisition of the Mexican government's 24.6 percent equity interest in its parent company, Grupo TFM. The size of the offering was increased from $170.0 million. The notes are not callable for five years and will mature in 2012. Interest on the notes is at the rate of 12.5 percent and are payable semi-annually, and the notes were priced at 98.6 percent of par.

Prior to commencement of the bond offering, TFM successfully completed a consent solicitation after receiving consents from holders of over 90 percent of the outstanding principal amount of each of its existing 10.25 percent Senior Notes due 2007 and 11.75 percent Senior Discount Debentures due 2009 (together, the "existing securities") in connection with specified amendments to each of the indentures pursuant to which the existing securities were issued to allow TFM to consummate the acquisition of the Mexican government's equity interest.

The notes have not been registered under the Securities Act of 1933, as amended, or applicable state securities laws, and, unless so registered, may not be offered or sold in the United States, except pursuant to an applicable exemption from the registration requirements of the Securities Act of 1933, as amended, and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the notes.

Headquartered in Mexico City, Grupo TMM is the premier Mexican multimodal transportation company and logistics provider. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services within Mexico. Grupo TMM also has the controlling interest in TFM, which operates Mexico's Northeast Rail Lines and carries over 40 percent of the country's rail cargo.

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Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and, if necessary, the ability of the Company to refinance its indebtedness on favorable terms. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.